December 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Arrayit Diagnostics, Inc. Form RW Request to Withdraw Registration Statement on Form S-1 filed November 13, 2012 File Number 333-184899

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Arrayit Diagnostics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-184899) filed on November 13, 2012 (the “Form S-1”). The Company is requesting the withdrawal of the Form S-1 in order to complete the private placement with AEF Master SPV prior to filing a Registration Statement on Form S-1.

The Company respectfully requests that you provide a copy of the order consenting to the withdrawal of the Form S-1 to the undersigned via facsimile at (480) 414-5566.

Thank you for your assistance.

Very truly yours,

/s/ Steven Scott
Steven Scott
Chief Executive Officer